Greg Carney Counsel greg.carney@dentons.com D +1 213 243 6105	Dentons US LLP 601 South Figueroa Street Suite 2500 Los Angeles, CA 90017-5704 United States dentons.com

April 7, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of INVO Bioscience, Inc. (the “Registrant”), we hereby file a Registration Statement on Form S-3 (the “Registration Statement”). Please contact me at (213) 243-6105 or via email at greg.carney@dentons.com with any questions or comments.

Sincerely,

/s/ Greg Carney
Greg Carney Counsel

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